Exhibit 99.1

Contact:	Trinity Biotech plc Des Fitzgerald (353)-1-2769800	LifeSci Partners, LLC Eric Ribner (1)-646-751-4363 E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces Fourth Quarter and Fiscal Year 2023
Financial Results & Business Updates

DUBLIN, Ireland (April 4, 2024)…. Trinity Biotech plc (Nasdaq: TRIB) a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors, today announced results for the quarter ended December 31, 2023 and fiscal year 2023 and key business updates.

Business Updates

Comprehensive Transformation Plan

At the Emerging Growth Investor Conference on March 7, 2024, our new management team announced a comprehensive transformation plan to deliver a step change in the financial performance of our existing business.

Our transformation plan for the existing business has several key components that we believe are rapidly achievable, in most cases by mid-2025:
•
We are reducing complexity and cost by consolidating our main manufacturing operations into a considerably smaller number of sites and also moving to an outsourced model for a significant amount of our less complex manufacturing activities.

o
As part of this initiative, we are today announcing that we intend to cease manufacturing at our Kansas City manufacturing plant which currently serves our Haemoglobin business.  We expect to have fully executed this change by the end of 2024 and expect this will deliver significant annualised savings.

•	We are also significantly reducing the cost of goods of many of our products by changing suppliers and negotiating new deals with existing suppliers.
o	This is an area we have already successfully executed on a number of cost saving initiatives, which we expect will deliver multi-million-dollar annualised savings.
•	We are simplifying our internal operations, and optimising our business support function locations:
o
Today we are announcing an initiative to move significant aspects of our business support functions to a lower cost and centralised location.  We plan to complete this activity by Q4, 2024 and it is expected to deliver significant reductions to our existing SG&A costs, plus provide an efficient scalable business support platform to facilitate efficient growth in our wearable biosensor business.

Financial Guidance

The Company is targeting approximately $20 million of Annualised Run-Rate EBITDASO1 on annualised run-rate revenues of approximately $75 million by Q2, 2025. This outlook is predicated solely on growth from the existing businesses including haemoglobin testing and HIV, and planned improvements to operating margins, with no contribution from the recently acquired biosensor business.

Biosensor Technology Acquisition and Progress Updates

In January 2024, the Company announced the acquisition of the biosensor assets of Waveform Technologies Inc. (“Waveform”) for $12.5 million in cash and 1.8 million American Depositary Shares (“ADS”) plus contingent consideration. We plan to build a global business in wearable biosensors and are taking the first steps by using this acquired technology to develop a next generation version of a continuous glucose monitor (“CGM”). We believe that our CGM will have a number of game changing benefits compared to the leading CGMs on the market today, specifically with respect to affordability, sustainability and enhanced data capture.

Since the acquisition, we have been building out our new biosensor team to augment the Waveform team members we hired, and have made a number of senior appointments across a number of areas including programme management, R&D, regulatory & quality and operations.  These new team members come from leading medical device and diabetes management companies such as Phillips, Johnson & Johnson and Lifescan.

Our team is progressing our plans across a number of areas including:

•	Planning and executing sensor design improvements based on the existing CGM product design, with the assistance of external technical & design consultants.
•	Initiating enhanced data analysis on Waveform’s large existing data bank of clinical trial results.
•	Progressing discussions and agreements with potential commercial partners for the launch of CGM products.
•	Establishing a scientific and user advisory group for CGM to support our product development efforts and ensuring that user needs continue to be at the forefront of our efforts.

We will keep investors appraised on progress in this business as we advance our plans forward.

Execution On Key Initiatives
•	Optimization of our existing Diabetes business:
o
Launch of the Improved Column System: Our programme to develop an improved, backward compatible Diabetes HbA1c column system is now completed. The results of this development programme have exceeded expectations, with our new column system now delivering up to 4 times the number of injections compared to the existing product. As planned, we are now executing on the commercial launch of these new products.

o
In-house manufacturing process: Our revised in-house manufacturing process of our key Diabetes HbA1c consumable began in Q4, 2023 as planned, and in Q1, 2024 we ceased to order any further product from our outsourced supplier.

o
We remain on track to deliver approximately $4 million of annualised recurring cost savings from this and our ongoing Diabetes business supply chain optimisation initiatives, based on expected production volumes, and we believe that these changes will allow us to deliver an increasingly cost competitive Diabetes HbA1c solution, putting us in a stronger position to grow market share over time.

•	TrinScreen HIV update:
o	Earlier this week we received a purchase order for an additional 2 million TrinScreen HIV tests for the Kenya market and expect to deliver these in Q2, 2024.
o	Additionally, in Q1, 2024 we successfully scaled manufacturing of our new rapid HIV screening test, TrinScreen HIV and have manufactured all 2.5 million tests from the initial Kenya purchase order.
o
The ability to deliver such a significant increase in production capacity was an important demonstration to our stakeholders of our execution capabilities and our commitment to the new HIV testing algorithm adopted by the Kenyan Ministry of Health that established TrinScreen HIV as the screening test under World Health Organisation guidelines.

o	The Kenyan HIV screening programme is one of the largest in Africa, with up to an estimated 10 million screening tests annually.

1 Earnings before interest, tax, depreciation, amortisation, share based payments – also excludes impairment charges and one-off items

Fourth Quarter Results

The results of the Fitzgerald Industries life sciences supply business, which was sold as of April 27, 2023, have been reported separately as discontinued operations in the Consolidated Income Statements for all periods presented. The assets and liabilities attributable to Fitzgerald Industries have been removed from our Consolidated Balance Sheet as of December 31, 2023.

Total revenues for Q4, 2023 were $13.4m which compares to $15.7m in Q4, 2022, a decrease of 14.6% and which were broken down as follows:

	2023 Quarter 4	2022 Quarter 4	Decrease
	US$’000	US$’000%
Clinical laboratory	11,279	13,050	13.6%
Point-of-Care	2,149	2,675	19.7%
Total	13,428	15,725	14.6%

Clinical laboratory revenues for the quarter were $11.3m, compared to $13.1m in Q4, 2022, representing a decrease of $1.8m or 13.6%. This decrease in clinical laboratory revenues was driven by lower revenues for haemoglobins, autoimmune and COVID-19 related products. Haemoglobins revenues in Q4, 2023 were $1.0 million lower than in Q4, 2022. As announced in our business update two months ago, our haemoglobins revenues were reduced in Q4, 2023 by the deferral of shipments of products at sub-optimal pricing as we renegotiated contract terms with a key customer in line with the new management team’s focus on profitability. As of Q1, 2024, these revised terms have been agreed upon.

Autoimmune lab services and product revenue in Q4, 2023 were $0.6 million lower than in Q4 2022 primarily because we ceased transplant testing activity at our New York laboratory in early 2023. Lastly, there was a reduction of $0.2 million in revenues from our COVID-19 VTM products. Partly offsetting these decreases was an increase in revenues for clinical chemistry products of $0.2m in Q4, 2023 compared to Q4, 2022.

Point-of-Care revenues for Q4, 2023 decreased from $2.7m to $2.2m when compared to Q4, 2022, a decrease of 19.7%.  Lower revenues from our HIV confirmatory test, Uni-Gold caused the decrease which was attributed to the irregular quarter on quarter ordering patterns that characterise the HIV testing market in Africa. This decrease was partly offset by $0.4m of revenues for our new HIV screening test, TrinScreen HIV, following our first shipments to Kenya in December 2023.

Gross Profit

In Q4, 2023, gross profit was $4.6m, equating to a gross margin of 34.0%. In Q4, 2022, gross profit amounted to $5.4m equating to a gross margin of 34.2%.

Other operating income

Other operating income decreased from $0.3m in Q4, 2022 to zero in Q4, 2023. Other operating income in Q4, 2022 was comprised of government grants in relation to R&D activities and there were no equivalent grants in Q4, 2023.

R&D and SG&A

Research and development expenses were $1.1m in Q4, 2023, which is broadly flat compared to Q4, 2022.

Selling, general and administrative expenses (“SG&A”) were $6.9m in Q4, 2023, compared to $9.7m in Q4, 2022. The reduction in SG&A expenses is mainly due to lower share-based payments expenses, which decreased by $2.3m in Q4, 2023 compared to Q4, 2022. This decrease is primarily due to the reversal of the cumulative share-based payment expense for unvested options related to the former CEO due to his resignation in Q4, 2023. Included within our SG&A spend this quarter were professional advisory and consulting fees of $1.8m, which we would consider to be higher than normal.  The main driver of this were costs associated with the acquisition of the biosensor assets of Waveform (which closed in January 2024). These expenses related to the Waveform acquisition are non-recurring in nature, and we expect our go forward quarterly non-product development professional advisory, audit and consulting fees to be approximately a quarter of what was incurred in Q4, 2023, unless we engage in additional transactions.

Impairment Charges

The Company recognised an impairment charge of $0.3m in Q4, 2023, compared to an impairment charge of $3.0m in Q4, 2022. The charge in Q4, 2023 was driven by an impairment loss in two cash generating units, namely Trinity Biotech Do Brasil ($0.2m) and Immco Diagnostics Inc. (“Immco”) ($0.1m).

Operating Loss

Operating loss decreased from $8.2m in Q4, 2022, to $3.8m in Q4, 2023 and was mainly attributable to lower impairment charges and SG&A expenses in Q4, 2023.

Financial income and expenses

Financial income for Q4, 2023 was $0.6m compared to $0.1m for Q4, 2022. In both quarters the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender, Perceptive Advisors. The liability reduced by $0.6m in Q4, 2023 mainly due to a decrease in the price per ADS, leading to a gain of that amount.

Financial expenses in Q4, 2023 were $2.3m compared to $2.4m in Q4, 2022, a decrease of $0.1m. The decrease is mainly due to lower cash interest expense for the senior secured term loan due to the reduced principal amount outstanding during Q4 2023, compared to the equivalent quarter in 2022 partly offset by a higher interest rate in Q4, 2023.

Other Items

The loss after tax for continuing operations for the quarter was $5.5m in comparison to a loss of $10.4m for the equivalent period last year. This decrease is primarily due to lower impairment charges and SG&A expenses and higher financial income, offset by lower gross profit and other operating income.

Loss before interest, tax, depreciation, amortisation, share based payments credit and impairment charges for Q4, 2023 (Adjusted EBITDASO) was $4.0m.  This is made up as follows:

US$’M
Operating loss	(3.8)
Depreciation & Amortisation	0.5
Impairment charges	0.3
Adjusted EBITDA	(3.0)
Credit for share based payments	(1.0)
Adjusted EBITDASO	(4.0)

Liquidity

The Group’s cash balance decreased from $6.3m at the end of Q3, 2023 to $3.7m at the end of Q4, 2023, a decrease of $2.6m. Cash generated from operations for Q4, 2023 was $0.3m, a decrease of $2.0m compared to Q4, 2022.  During Q4, 2023 the Company had capital expenditure cash outflows of $0.9m (Q4, 2022: $1.1m) and payments for property leases of $0.6m (Q4, 2022: $0.6m). Interest payments in the quarter were $1.2m (Q4, 2022: $1.2m).

In January 2024, the Company entered into an amended credit agreement (the “Amended Term Loan”) with its existing main lender, Perceptive Advisors. Under the Amended Term Loan, an additional $22 million of funding was made available to the Company, with $12.5 million being used to acquire the Waveform assets. The remaining $9.5 million is available for general corporate purposes including for the further development of the CGM and biosensor technologies. In addition, the Amended Term Loan provides for additional liquidity of up to $6.5 million, that may be drawn down by the Company between April and December 2024, and can be used for general corporate purposes, thereby providing further liquidity to fund the development of the CGM and biosensor technologies. The Amended Term Loan also immediately reduced the annual rate of interest on the loan by 2.5% to 8.75% (the “Base Rate”) plus the greater of (a) Term Secured Overnight Financing Rate (SOFR) or (b) 4.0% per annum, and allows for a further 2.5% reduction in the Base Rate to 6.25% once the outstanding principal under the Amended Term Loan falls below $35 million. Additionally, the Amended Term Loan reduced the early repayment penalty from a range of 8% to 7% to 4.0% to 3.5%, dependent on timing of early repayment, and also reduced the revenue covenants. The Amended Term Loan matures in January 2026.

Fiscal Year 2023 Results

Total revenues for continuing operations for fiscal year 2023 were $56.8m compared to $62.5m in 2022, a decrease of 9.1% year on year and were broken down as follows:

	Full Year 2023	Full Year 2022	Decrease
	US$’000	US$’000%
Clinical laboratory	47,741	53,308	10.4%
Point-of-Care	9,091	9,213	1.3%
Total	56,832	62,521	9.1%

Clinical laboratory product revenues decreased by $5.6m from $53.3m for the year ended December 31, 2022 to $47.7m for year ended December 31, 2023, which represents a decrease of 10.4%. This decrease in clinical laboratory revenues was driven by i) lower revenues for our COVID-19 related products of $1.8m year on year as COVID-19 testing programs scaled down, ii) lower autoimmune lab services revenue of $1.8m,  primarily due to the loss of our transplant testing service contract with a local healthcare provider which ended in Q1, 2023 and iii) declines in our haemoglobin business, with revenues 8% lower year on year due to a) the predicted decrease in revenues for our legacy haemoglobinopathies product, the Ultra II instrument, and b) due to the deferral of shipments in Q4, 2023 of products at sub-optimal pricing as we renegotiated contract terms with a key customer in line with the new management team’s focus on profitability. As of Q1, 2024, these revised terms have been agreed upon.

Point-of-Care revenues for the year 2023 were broadly flat (-1.3%) compared to 2022. Included in our HIV point-of-care revenues is $0.4m in relation to our TrinScreen HIV test, which commenced its first shipments in the month of December 2023.

Gross profit for the year ended December 31, 2023 amounted to $19.5m, representing a gross margin of 34.2%. This is 6.6% higher than fiscal year 2022. The increase in margin percentage year on year was primarily due to an inventory obsolescence charge of $4.7million in Q3, 2022. In 2023, we also had some inventory obsolescence charges in relation to our VTM products and the Tri-stat instrument but these charges were significantly lower than the amount recorded in Q3, 2022.

Other operating income decreased from $0.3m for the year ended December 31, 2022 to $0.1m for the year ended December 31, 2023. The income for 2023 relates to a transition services agreement with the acquirers of Fitzgerald Industries. The income for 2022 was comprised of government grants in relation to R&D activities and there were no equivalent grants in 2023.

R&D and SG&A

Research and development expenses increased from $4.1 million to $4.4 million when compared to the year ended December 31, 2022, an increase of 5.8% mainly due to lower capitalisation of product payroll costs into product development intangible assets.

Selling, General and Administrative (“SG&A”) expenses increased by $4.2m to $31.2m when compared to the year ended December 31, 2022, representing an increase of 15.5%. A significant element of the $4.2m increase relates to i) an increase in technical advisory, legal and professional fees of $1.6 million, primarily due to  the acquisition of the biosensor assets of Waveform (which closed in January 2024) together with other corporate development and corporate finance activities as we continue to assess strategic opportunities and balance sheet optimization initiatives and ii) an increase of $1.5m in foreign exchange losses largely relating to the accounting revaluation of euro-denominated lease liabilities for right-of-use assets.

Impairment Charges

Impairment charges increased from $5.8m for the year ended December 31, 2022 to $11.1m for the year ended December 31, 2023. The impairment charges for the year ended December 31, 2023 relate to Immco ($10.8m) and Trinity Biotech Do Brasil ($0.3m). The impairment in Immco was driven by i) lost revenues as a local healthcare provider transferred its requirement for transplant testing services to a different service provider, ii) the expected level of laboratory services revenue arising from its partnership with imaware, Inc (“imaware”) have not materialised and iii) a full impairment of the financial assets associated with the Group’s investment in imaware.

Operating Loss

Operating loss for the year ended December 31, 2023 was $27.0m, compared to an operating loss of $19.3m in the year ended December 31, 2022. The higher loss was mainly attributable to decreased revenues, lower other operating income, higher impairment charges and higher indirect costs, partly offset by a higher gross margin.

Financial expenses

Financial expenses in the year ended December 31, 2023 were $11.1m compared to $24.7m in the year ended December 31, 2022, a decrease of $13.6m, broken down as follows:

	Full Year 2023	Full Year 2022
	US$’M	US$’M
Interest on senior secured term loan	8.4	9.8
Interest on convertible note	1.1	0.7
Penalty for early partial settlement of term loan	0.9	3.5
Lease interest	0.6	0.7
Loss on disposal of exchangeable notes	0.0	9.7
Interest on exchangeable notes	0.0	0.4
Other non-cash financial expense	0.0	0.1
Total	11.1	24.7

Note: table above contains rounded numbers

The year-on-year decrease is mainly due to two material expenses incurred in 2022, which were a loss of $9.7m on the disposal of the exchangeable notes and an early repayment penalty of $3.5m, compared to $0.9m in 2023.

Interest on the senior secured term loan, comprising cash and non-cash interest, decreased from $9.8m in 2022 to $8.4m for 2023 as the principal amount outstanding was lower across the 2023 financial year, although this was partly offset by the impact of higher prevailing interest rates during 2023. Interest on the convertible note, comprising cash and non-cash interest, increased from $0.7m in 2022 to $1.1m in 2023 due to the full year effect (the convertible note was issued in Q2, 2022). An early repayment penalty of $0.9m was incurred in Q2, 2023 because of an early partial settlement of the term loan of $10.1m. Interest on exchangeable notes decreased from $0.4m in 2022 to $8,000 in 2023 because 99.7% of the exchangeable notes were retired during Q1, 2022.

Other Items

Financial income for the year ended December 31, 2023 was $1.2m compared to $0.3m for the year ended December 31, 2022. In both years the financial income related to a fair value adjustment for the derivative liability related to warrants granted to the Group’s principal lender.

The loss before tax for continuing operations for the year ended December 31, 2023 was $36.9m, in comparison to $43.8m for the year ended December 31, 2022.

Profit for the period from discontinued operations totalled $12.9 million, largely attributable to the gain of $12.7m on the divesture of Fitzgerald Industries. The gain consisted of proceeds of approximately $30.0m offset by transaction costs of $1.3m with net assets eliminated on disposal of $16.0 million.

Loss before interest, tax, depreciation, amortisation, share based payments and impairment charges for 2023 (Adjusted EBITDASO) was $12.1m.  This is made up as follows:

$m
Operating loss	(27.0)
Depreciation & Amortisation	1.7
Impairment charges	11.1

Adjusted EBITDA	(14.2)
Share option expense	2.1

Adjusted EBITDASO	(12.1)

Non-GAAP Measures

The attached summary unaudited financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). To supplement the consolidated financial statements presented in accordance with IFRS, the Company presents non-IFRS presentations of, Adjusted EBITDA and Adjusted EBITDASO. The adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results, trends, and performance. Non-IFRS financial measures mainly exclude, if and when applicable, the effect of share-based compensation, significant excess and obsolescence charges related to inventory, depreciation, amortization and impairment charges.

Adjusted EBITDA and Adjusted EBITDASO are presented to evaluate the Company's financial and operating results on a consistent basis from period to period. The Company also believes that these measures, when viewed in combination with the Company's financial results prepared in accordance with IFRS, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA and adjusted EBITDASO, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA and adjusted EBITDASO are not measures of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's operating profit/(loss) and Adjusted EBITDA and Adjusted EBITDASO are presented.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this presentation may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2022 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

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Trinity Biotech plc
Consolidated Income Statements

(US$000’s except share data)	Three Months Ended December 31, 2023 (unaudited)	Three Months Ended December 31, 2022 (unaudited)	Twelve Months Ended December 31, 2023 (unaudited)	Twelve Months Ended December 31, 2022

Revenues	13,428	15,725	56,832	62,521

Cost of sales	(8,861)	(10,350)	(37,382)	(45,253)

Gross profit	4,567	5,375	19,450	17,268
Gross margin %	34.0%	34.2%	34.2%	27.6%

Other operating income	-	341	141	343

Research & development expenses	(1,117)	(1,166)	(4,379)	(4,138)
Selling, general and administrative expenses	(6,939)	(9,675)	(31,152)	(26,983)
Impairment charges	(290)	(3,032)	(11,105)	(5,839)

Operating Loss	(3,779)	(8,157)	(27,045)	(19,349)

Financial income	611	112	1,171	303
Financial expenses	(2,337)	(2,384)	(11,053)	(24,734)
Net financing expense	(1,726)	(2,272)	(9,882)	(24,431)

Loss before tax	(5,505)	(10,429)	(36,927)	(43,780)

Income tax credit	3	13	59	194
Loss for the period on continuing operations	(5,502)	(10,416)	(36,868)	(43,586)

Profit for the period on discontinued operations	-	336	12,850	2,577
Loss for the period (all attributable to owners of the parent)	(5,502)	(10,080)	(24,018)	(41,009)

Loss per ADS (US cents)	(71.8)	(132.3)	(313.8)	(607.8)

Diluted loss per ADS (US cents)	(71.8)	(132.3)	(313.8)	(607.8)

Weighted average no. of ADSs used in computing basic earnings per ADS*	7,665,514	7,621,514	7,654,970	6,746,966

Weighted average no. of ADSs used in computing diluted earnings per ADS*	7,665,514	7,621,514	7,654,970	6,746,966

*As of February 23, 2024, Trinity Biotech changed the ratio of its American Depositary Shares (“ADS”) from one (1) ADS representing four (4) ‘A’ ordinary shares to one (1) ADS representing twenty (20) ‘A’ ordinary shares. The above loss per ADS calculations reflects this change.

Trinity Biotech plc
Consolidated Balance Sheets

	December 31, 2023 US$ ‘000 (unaudited)	September 30, 2023 US$ ‘000 (unaudited)	December 31, 2022 US$ ‘000
ASSETS
Non-current assets
Property, plant and equipment	1,892	1,804	5,682
Goodwill and intangible assets	16,270	16,164	35,269
Deferred tax assets	1,975	1,507	4,218
Derivative financial asset	178	196	128
Other assets	79	98	139
Total non-current assets	20,394	19,769	45,436

Current assets
Inventories	19,933	20,880	22,503
Trade and other receivables	13,901	15,095	15,753
Income tax receivable	1,516	1,592	1,834
Cash, cash equivalents and deposits	3,691	6,261	6,578
Total current assets	39,041	43,828	46,668

TOTAL ASSETS	59,435	63,597	92,104

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,972	1,972	1,963
Share premium	46,619	46,619	46,458
Treasury shares	(24,922)	(24,922)	(24,922)
Accumulated deficit	(48,644)	(42,135)	(26,695)
Translation reserve	(5,706)	(5,753)	(5,775)
Equity component of convertible note	6,709	6,709	6,709
Other reserves	23	23	86
Total deficit	(23,949)	(17,487)	(2,176)

Current liabilities
Income tax payable	279	252	28
Trade and other payables	14,496	12,226	17,051
Exchangeable senior note payable	210	210	210
Provisions	50	50	50
Total current liabilities	15,035	12,738	17,339

Non-current liabilities
Senior secured term loan	40,109	39,947	44,301
Derivative financial liability	526	1,138	1,569
Convertible note	14,542	14,337	13,746
Other payables	10,872	10,921	12,267
Deferred tax liabilities	2,300	2,003	5,058
Total non-current liabilities	68,349	68,346	76,941

TOTAL LIABILITIES	83,384	81,084	94,280

TOTAL EQUITY AND LIABILITIES	59,435	63,597	92,104

Trinity Biotech plc
Consolidated Statements of Cash Flows

	Three Months Ended December 31, 2023 US$ ‘000 (unaudited)	Three Months Ended December 31, 2022 US$ ‘000 (unaudited)	Twelve Months Ended December 31, 2023 US$ ‘000 (unaudited)	Twelve Months Ended December 31, 2022 US$ ‘000
Cash flows from operating activities
Loss for the period	(5,502)	(10,080)	(24,018)	(41,009)
Adjustments to reconcile loss to cash generated by/(used in) operating activities:
Depreciation	2	453	831	1,410
Amortisation	460	215	946	923
Income tax credit	(3)	(16)	(59)	(192)
Financial income	(611)	(112)	(1,171)	(303)
Financial expense	2,337	2,395	11,053	24,744
Share-based payments	(1,009)	1,318	2,069	1,756
Foreign exchange gains on operating cash flows	385	(91)	238	(76)
Impairment charge	290	3,032	11,105	5,839
Gain on sale of business	-	-	(12,718)	-
Other non-cash items	2,602	3,061	2,548	7,662

Operating cash inflows/(outflows) before changes in working capital	(1,049)	175	(9,176)	754
Net movement on working capital	1,359	2,112	(2,693)	(1,662)

Cash generated by/(used in) operations	310	2,287	(11,869)	(908)
Interest received	-	-	-	2
Income taxes (paid)/received	(65)	(12)	312	(15)

Net cash generated by/(used in) operating activities	245	2,275	(11,557)	(921)

Cash flows from investing activities
Payments to acquire intangible assets	(641)	(663)	(1,901)	(4,876)
Acquisition of property, plant and equipment	(250)	(475)	(803)	(1,101)
Payments to acquire financial asset	-	-	(700)	-
Proceeds from sale of business (net of transaction costs)	-	-	28,160	-

Net cash generated by/(used in) investing activities	(891)	(1,138)	24,756	(5,977)

Cash flows from financing activities
Issue of ordinary share capital including share premium (net of issuance costs)	-	(130)	-	25,336
Proceeds from shares to be issued		63	-	63
Net proceeds from new senior secured term loan	-	-	5,000	80,015
Proceeds for convertible note issued	-	-	-	20,000
Expenses paid in connection with debt financing	-	-	(147)	(2,356)
Purchase of exchangeable notes	-	-	-	(86,730)
Repayment of senior secured term loan	-	-	(10,050)	(34,500)
Penalty for early settlement of term loan	-	-	(905)	(3,450)
Repayment of other loan	-	(23)	-	(23)
Interest paid on senior secured term loan	(1,129)	(1,103)	(7,314)	(6,424)
Interest paid on convertible note	(75)	(75)	(300)	(199)
Interest paid on exchangeable notes	(4)	-	(8)	(1,293)
Payment of lease liabilities	(558)	(577)	(2,318)	(2,761)

Net cash used in financing activities	(1,766)	(1,845)	(16,042)	(12,322)

Decrease in cash and cash equivalents	(2,412)	(708)	(2,843)	(19,220)
Effects of exchange rate movements on cash held	(158)	32	(44)	(112)
Cash and cash equivalents at beginning of period	6,261	7,254	6,578	25,910

Cash and cash equivalents at end of period	3,691	6,578	3,691	6,578